June 9, 2025

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks Vault 10, LLC
Amendment No. 7 to Offering Statement on Form 1-A
Filed April 22, 2025
File No. 024-12323

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks Vault 10, LLC (the “Company”) Amendment No. 8 (“Amendment No. 8”) to the above-referenced offering statement on Form 1-A originally filed on August 23, 2023, as amended (together, the “Form 1-A”). Amendment No. 8 is marked with < R > tags to show changes made from the Form 1-A filing. In addition, we have included a narrative response keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua B. Goldstein dated May 30, 2025. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amendment No. 7 to Offering Statement on Form 1-A

Incorporation of Certain Information by Reference, page v

1.

Comment: Please include or incorporate by reference the financial statements and the related information for each Target Issuer. Please also make arrangements with the auditor of each Target Issuer to include their consent to the use of each audit report included or incorporated by reference into this offering statement.

Response: The Company has incorporated by reference the financial statements and related information for each Target Issuer and included the form of consent of the auditor of each Target Issuer as Exhibit 11.1 in Amendment No. 8.

Q: Why do the Restructuring Transactions Contemplate Converting to a Texas Series Limited Liability Company..., page vi

2.

Comment: We note your answer states “Texas law is more flexible than Delaware law when it comes to mergers involving series limited liability companies.” Please revise to discuss in greater detail the flexibility provided by Texas law and how it facilitates these restructuring transactions, including defining “protected series” and clarifying the function of protected series in this context. Please include enough information so that investors can fully appreciate each of the steps in these transactions.

Response: The Company has revised its disclosure on page vi of Amendment No. 8 in response to the Staff’s Comment.

Series Offering Table, page 1

3.

Comment: Please revise your disclosure to clearly indicate the size of the current offering. In this regard, we note your footnote (2) on page 1 which defines the Offering size as the “aggregate value of the Class A shares of the applicable Target Issuer initially sold in Regulation A transactions.” However, we also note footnote (2) on the cover page which details that the “Price to Public” as “the net asset value, or “NAV” per Class A share as of the most recent practicable date” which equals “the most recent appraised value of the relevant artwork as determined by Masterworks, reduced by the applicable liquidation preference attributable to Management Fee Shares, if applicable, and further reduced by the aggregate profit share, if any, attributable to the Class B shares, divided by the fully diluted number of Class A shares outstanding (including all outstanding Management Fee Shares).” Additionally, we also note your disclosure on pages 5 and 14 that defines the Offering size as the “aggregate value of the Class A shares of the Target Issuer immediately prior to the Restructuring Transaction...” Please advise how you intend to calculate the price to the public and the offering size for each merger and reconcile your disclosure accordingly.

Response: The Company has revised its disclosure to clarify the calculation of the offering size. As noted in Amendment No. 8, the price to the public reflects the net asset value, or “NAV” per Class A share as of the most recent practicable date. NAV per Class A share equals the most recent appraised value of the relevant artwork as determined by Masterworks, reduced by the applicable liquidation preference attributable to Management Fee Shares, if applicable, and further reduced by the aggregate profit share, if any, attributable to the Class B shares, divided by the fully diluted number of Class A shares outstanding (including all outstanding Management Fee Shares). The offering size for each series offering is equal to such NAV per share multiplied by the number of Class A shares originally issued in the Tier 2 Regulation A offering of the applicable Target Issuer. The NAV per Class A share is updated quarterly and the Company anticipates that the NAV per share for each Target Issuer as of the qualification of the Offering Circular will not be revised prior to the completion of the Offering and Restructuring Transactions.

The Restructuring Transactions, page 2

4.

Comment: Please advise regarding the state of incorporation or organization of Masterworks Vault 10, LLC at the time of qualification (i.e. Texas or Delaware). In this regard, we note that you have provided a Delaware legal opinion to cover the qualified securities but it is unclear whether that entity or the included securities will exist upon qualification. Additionally, we note the provided Delaware legal opinion appears to be an unqualified opinion which doesn’t contemplate the restructuring transactions. For guidance on opinion issues in specific transactions, refer to Sections II.B.2.e andII.B.2.f of Staff Legal Bulletin No. 19.

Response: At the time of qualification of the offering statement, the Company will be a Texas series limited liability company, but it is contemplated that when the Restructuring Transactions contemplated by the offering circular are completed, investors will hold Class A shares of a Delaware series limited liability company. In response to the Staff’s comment, we have revised Exhibit 12.1 to provide the requisite validity opinions for both Delaware and Texas. After the completion of the Offering and the Restructuring Transactions, the Company will also file an unqualified opinion on Form 1-U.

5.

Comment: We note that the restructuring transactions contemplate (i) after the asset transfers and assignments, the distribution of shares (of a Texas series limited liability company) of the applicable Merger Series to shareholders of the applicable Target Issuer and (2) after the mergers (as merger consideration), the issuance of shares (of a Texas series limited liability company) of the applicable Surviving Series to shareholders of the applicable Target Issuer. We also note that this Form 1-A qualifies the offering of Class A ordinary shares of a Delaware series limited liability company. Further, we note your disclosure that the restructuring transactions “are expected to occur substantially concurrently” following qualification of the offering statement. Please expand your disclosure to specify the intended timeframe for the consummation of all restructuring transactions. Additionally, we note that on page vi you state that you believe shareholders will own shares with the same rights following the Offering and the restructuring transactions. Please expand your related question and answer on page vi to detail whether any material shareholder rights will change at each intermediary step of the contemplated process. Please also include forms of the certificates and agreements that will be filed with each of the relevant state jurisdictions to effectuate the restructuring transactions as exhibits to the offering statement.

Response: Before qualification of the offering circular, the Company will convert to a Texas series limited liability company. Following qualification of the offering circular, the Offering and the Restructuring Transactions (except the Dissolution) will occur as contemporaneously as possible. As promptly as possible following the Mergers, the Company will convert back into a Delaware series limited liability company, and the shareholders will own shares in a Delaware entity and be governed by the Second Amended and Restated Limited Liability Company Agreement attached as Exhibit 2.6 to Amendment No. 8. The dissolution of the Target Issuers will follow thereafter. Shareholders will briefly hold shares in a Texas series limited liability company following the Merger. The Company has also amended its disclosure on page vi of Amendment No. 8 and included the requested exhibits.

6.

Comment: We note your disclosure that following the merger, the company “will convert back into a Delaware series limited liability company.” Please discuss in greater detail how this conversion will be effectuated to include how issued and outstanding shares of the Texas series limited liability company will be exchanged for new shares in the Delaware series limited liability company.

Response: The Company will statutorily convert from a Texas series limited liability company to a Delaware series limited liability company. Pursuant to a plan of conversion, the membership interests in the Texas LLC will automatically (i.e. by operation of law) convert to membership interests in the Delaware LLC on a 1 to 1 basis with no changes to rights, preferences or terms except with respect to any changes deemed necessary under Delaware law. Concurrently with the conversion, the Company will also enter into its Second Amended and Restated Limited Liability Company Agreement as a Delaware series limited liability company which will be substantially similar to the current operating agreements of the Target Issuers.

Unaudited Historical and Pro Forma Financial Statements, page F-2

7.

Comment: Please fill in the historical financial information for the Company and the Target Issuers and the pro forma financial information.

Response: The Company has added the historical financial information for the Company and the Target Issuers and the pro forma financial information to Amendment No. 8.

General

8.

Comment: We note disclosure that “[a]lthough the Company believes it has a reasonable basis to conclude that all participants in the Offering are ‘qualified purchasers’ with respect to this Offering for the foregoing reasons, there is a risk that the a regulatory authority or a court reviewing the transaction may not agree that the Company has a reasonable basis to conclude all of such participants are ‘qualified purchasers’.” Please expand your disclosure to acknowledge that compliance with the conditions of Regulation A is an affirmative obligation of an issuer attempting to rely upon the exemption. Please also expand your analysis to explain how your having a “reasonable basis” satisfies the requirements of Rule 251(d)(2)(i)(C) either with respect to investors that are accredited investors or non-accredited investors. In addition, please disclose how you will address the risk of an investor in a Target Issuer no longer meeting the requirements of Rule 251(d)(2)(i)(C) of Regulation A being issued Class A shares in the Offering. Finally, please clearly disclose the implications of failure to address such risks.

Response: The Company has revised its disclosure in accordance with the Staff’s Comment. The Company has removed references to a “reasonable basis” in support of its belief that investors are qualified purchasers since no such legal standard is expressly stated in Rule 251.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS VAULT 10, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein
General Counsel and Secretary

cc:	Donald Field/U.S. Securities and Exchange Commission
Alyssa Wall/U.S. Securities and Exchange Commission Scott Stringer/U.S. Securities and Exchange Commission Rufus Decker/U.S. Securities and Exchange Commission